SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Press release dated March 9, 2005 regarding acquisition of a 60% equity stake in PT Cyber Access Communications in Indonesia.

1.2	Announcement dated March 9, 2005 regarding acquisition of a 60% equity stake in PT Cyber Access Communications in Indonesia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

FOR IMMEDIATE RELEASE

HUTCHISON TELECOM

TO ACQUIRE 60% STAKE IN CYBER ACCESS, INDONESIA

Hong Kong, 9 March 2005 — Hutchison Telecom (SEHK: 2332, NYSE: HTX) announced today that one of its wholly-owned subsidiaries has entered into a conditional agreement to acquire a 60% equity stake in PT Cyber Access Communications (“Cyber Access”) in Indonesia.

Under the agreement Hutchison Telecom will acquire a 60% stake in Cyber Access for a cash consideration of US$120 million.

After completion of the acquisition, Hutchison Telecom will have management control of Cyber Access, with Charoen Pokphand Group Indonesia (“CP Group Indonesia”) retaining a 40% stake. Both parties have made a major commitment with an initial investment of US$300 million, which Hutchison Telecom and CP Group Indonesia will fund pro-rata.

Dennis Lui, CEO of Hutchison Telecom, said:

“We are very excited at the prospect of expanding our footprint into Indonesia, a strategic growth market and leveraging on our experience as a global mobile operator. Together with CP Group, a strong strategic partner in Indonesia, we are well positioned to establish a leadership position in a telecommunications market with tremendous growth potential.”

Benjamin Jiaravanon, Executive Chairman of CP Group Indonesia, said:

“This is a key milestone in the development of Cyber Access’ mobile operations. Given its still low penetration rates, Indonesia is one of the world’s top mobile growth markets. With the experienced management team and advanced technology from Hutchison Telecom, we look forward to breaking new ground within the Indonesian mobile communications industry.”

The completion of the sale is subject to certain conditions, including the approval of the Capital Investment Coordinating Board (BKPM) of Indonesia to the transfer of the 60% stake under the agreement. Subject to all the conditions being satisfied, completion of the Company’s acquisition of the 60% stake is scheduled to occur in early May 2005.

Cyber Access is one of only two mobile operators in Indonesia that holds a combined nation-wide 2G and 3G mobile telecommunications licence in Indonesia, a country with a low 13.6% penetration at the end of 2004 and strong subscriber growth of more than 40% for last year.

- End -

For further information, please contact:

Citigate Dewe Rogerson

Jeanette Ng

Tel: 2533-4641

Mobile: 9885-1225

Email: jeanette.ng@citigatedr-hk.com

1

Sylvia Leung

Tel: 2533-4619

Mobile: 9033-5971

E-mail: sylvia.leung@citigatedr-hk.com

Note to Editors:

Hutchison Telecommunications International Limited (“Hutchison Telecom”) is a leading global provider of telecommunications services. The Company’s business is currently in nine markets around the world.

Hutchison Telecom currently operates mobile and fixed telecom services in Hong Kong and mobile services also in Macau, India, Israel, Thailand, Paraguay, Sri Lanka and Ghana. It expects to launch mobile services in Vietnam later this year. Hutchison Telecom was the first provider of 3G mobile services in Hong Kong, where it also provides broadband fixed-line services. Hutchison Telecom operates common brands across its business including “Hutch”, “3” and “Orange.” Hutchison Telecom is a listed company whose American depositary shares are quoted on the New York Stock Exchange under the symbol “HTX” and shares are listed on the Hong Kong Stock Exchange under the stock code “2332”.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information, please visit www.htil.com

PT Cyber Access Communications (“Cyber Access”) was awarded the first nationwide wireless license to operate mobile phone services based on a combined 2G and 3G wireless network spectrum through the first open and competitive licensing process in Indonesia.

A member of the Charoen Pokphand Group Indonesia, Cyber Access was established to pursue business opportunities in telecommunications services in line with the liberalization of the telecom sector in Indonesia.

Charoen Pokphand Group Indonesia is one of the leading industrial groups in the Indonesia with over 30 years of operational experience in the country, focusing on businesses such as Agri-business, Foods and Telecommunication. The group has a nationwide operation with more than 20,000 employees.

Forward-looking statements:

This release contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecom’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Hutchison Telecom undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks uncertainties and assumptions. Hutchison Telecom cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from Hutchison Telecom’s forward-looking statements can be found in Hutchison Telecom’s filings with the United States Securities and Exchange Commission.

2

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

The Board is pleased to announce that on 9 March 2005, the Group entered into a conditional agreement for the acquisition of 60% equity interest of CAC, the holder of a combined 2G and 3G mobile telecommunications licence in Indonesia.

The consideration for the Acquisition is, before any adjustment, US$120 million (approximately HK$936 million) payable in cash on Completion. CP Group Indonesia will retain a 40% equity interest in CAC after Completion.

After Completion, the CAC shareholders will agree to provide funding to CAC pro rata to their respective equity interests with an initial committed amount of US$300 million (approximately HK$2,340 million).

To the best knowledge, information and belief of the Directors, after all reasonable enquiry, the Vendors and the ultimate beneficial owner of the Vendors are independent of the Company and of the connected persons of the Company.

The Acquisition and the CAC Shareholders’ Agreement together constitute a discloseable transaction for the Company under the Listing Rules. A circular providing details of the Acquisition and the CAC Shareholders’ Agreement will be despatched to the Shareholders in accordance with the relevant requirements of the Listing Rules.

The Board is pleased to announce that on 9 March 2005 Hutchison Netherlands, an indirect wholly owned subsidiary of the Company, entered into a conditional agreement for the acquisition of 60% of CAC, the holder of a combined 2G and 3G mobile telecommunications licence in Indonesia.

SHARE PURCHASE AGREEMENT

Date

9 March 2005

Parties

Vendors:	PT Asia Mobile, ATT
Young Crown Mobile

Purchaser:	Hutchison Netherlands

Conditions precedent

Completion is conditional upon the satisfaction, or in some cases, waiver by the Purchaser, of a number of conditions including:

(1)	the approval of BKPM to the transfer for the Sale Shares to the Purchaser;

(2)	Ministry of Manpower approval of the company regulations of CAC being obtained; and

(3)	the existing loans to CAC being repaid in full.

Completion

Subject to satisfaction of the Conditions, Completion shall take place on the fifth business day following the date on which all of the Conditions are fulfilled and satisfied. If any of the Conditions is not satisfied or waived on or before 30 April 2005 (or such later date as the parties may agree), the Share Purchase Agreement will terminate automatically and the Acquisition will not proceed.

Assets to be acquired

The Sale Shares represent 60% of the issued share capital of CAC.

For the financial years ended 31 December 2003 and 31 December 2004, the unaudited losses before tax of CAC were approximately Rp 2.2 billion (approximately HK$1.8 million) and audited losses before tax of CAC were approximately Rp 35.8 billion (approximately HK$30.1 million). For the same periods, the unaudited losses after taxation and extraordinary items of CAC were approximately Rp 2.2 billion (approximately HK$1.8 million) and the audited losses after taxation and extraordinary items of CAC were approximately Rp 35.5 billion (approximately HK$29.8 million). The audited total assets value of CAC as at 31 December 2004 was approximately Rp 14.8 billion (approximately HK$12.4 million) and the expected net assets value of CAC at Completion is approximately Rp 10 billion (approximately HK$8.4 million). CAC’s accounts were prepared in accordance with generally accepted accounting principles applied in Indonesia and their audit was conducted in accordance with auditing standards established by the Indonesia Institute of Accountants.

Guarantee

The obligations of the Vendors under the Share Purchase Agreement are guaranteed by the Vendor Guarantor.

Consideration

The consideration for the Sale Shares is, before any adjustment, US$120 million (approximately HK$936 million) payable in cash on Completion. This consideration amount is subject to upward (or downward) adjustment by reference to 60% of the CAC NAV which is greater than (or less than) zero. The amount was arrived at after arm’s length negotiations between the parties to the Share Purchase Agreement and having regard to recent appropriate market comparables in Indonesia and other overseas markets.

Upon Completion, the shareholders of CAC and CAC will sign a shareholders’ agreement in the pre-agreed form.

CAC SHAREHOLDERS’ AGREEMENT

Date

To be signed upon Completion

Parties

PT Asia Mobile

ATT

A Group company to be named

CAC

Principal terms

On Completion, PT Asia Mobile and ATT shall in aggregate hold 40% of the issued share capital of CAC and the Group shall hold the remaining 60%.

Under the terms of the CAC Shareholders’ Agreement, CAC’s shareholders undertake to each other and CAC to provide funding to CAC pro rata to their respective equity interests in CAC with an initial committed amount of US$300 million (approximately HK$2,340 million). The Group’s share of that initial funding commitment is US$180 million (approximately HK$1,404 million).

Based on the shareholding proportions at the commencement of the CAC Shareholders’ Agreement, the Group will be entitled to nominate for appointment to the Board of Commissioners of CAC, five commissioners and PT Asia Mobile and ATT will together be entitled to nominate three commissioners.

Similarly, the Group will be entitled to nominate for appointment to the board of directors of CAC, five directors including the President director and PT Asia Mobile and ATT will together be entitled to nominate three directors. Based on such management and board control and the Group’s initial 60% shareholding interest, CAC will be accounted for as a subsidiary upon Completion.

INFORMATION ON CAC AND CP GROUP INDONESIA

CAC was awarded the first nationwide mobile telecommunications licence to operate mobile telephone services based on a combined 2G and 3G wireless network spectrum through the first open and competitive licensing process in Indonesia. It is one of only two mobile telecommunications operators in Indonesia awarded such a combined licence. Prior to Completion, CAC is a member of the CP Group Indonesia established to pursue business opportunities in telecommunications services in line with the liberalisation of the telecommunications sector in Indonesia. It commenced operations in 2004 and is in the process of expanding its network rollout.

The CP Group Indonesia is one of the leading industrial groups in Indonesia with over 30 years of operational experience in the country, focusing on businesses such as agri-business, foods and telecommunications. The CP Group Indonesia has a nationwide operation with more than 20,000 employees.

The Vendors are investment holding companies and are affiliates of PT Pertiwi Indonesia, a member of CP Group Indonesia. To the best of the knowledge, information and belief of the Directors, after all reasonable enquiry, the Vendors and the ultimate beneficial owner of the Vendors are independent of the Company and of the connected persons of the Company.

REASONS FOR, AND THE BENEFITS OF, THE ACQUISITION

The Group has track record of entering new markets, developing new mobile businesses, and competing effectively as a new entrant.

The Acquisition reflects the Company’s strategy of expanding the geographic scope of the Group’s business into other high-growth markets in Asia. It presents a good opportunity to enhance the Group’s mobile customer base and revenue stream by establishing a presence in Indonesia which is a strategic growth market with low penetration rates. At end of 2004, Indonesia had a low 13.6% penetration and a strong subscriber growth of over 40% for last year.

The Board considers the terms of the Share Purchase Agreement and the CAC Shareholders’ Agreement to be on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole.

GENERAL

The Group is a global provider of telecommunications services.

The Acquisition and the CAC Shareholders’ Agreement, when entered into, together constitute a discloseable transaction for the Company, which is subject to the reporting, announcement and circular requirements of the Listing Rules. A circular providing further details of the Acquisition and the CAC Shareholders’ Agreement will be despatched to the Shareholders in accordance with the relevant requirements of the Listing Rules.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff
Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

DEFINITIONS

“Acquisition”	proposed acquisition of the Sale Shares, being 60% of the issued share capital of CAC

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“ATT”	Asia Telecommunication Technology Ltd, a company incorporated in the British Virgin Islands

“BKPM”	the Capital Investment Coordinating Board (Badan Koordinasi Penanaman Modal) of Indonesia

“Board”	the board of Directors

“CAC”	PT Cyber Access Communications, a limited liability company incorporated in Indonesia, 60% of the issued share capital of which comprises the Sale Shares

“CAC NAV”

the value of CAC’s recognised assets less the value of its recognised liabilities and provisions for liabilities and charges, determined in accordance with the completion accounts of CAC as at the close of business on the date of Completion

“CAC Shareholders’ Agreement”	the shareholders’ agreement in relation to CAC to be entered into by PT Asia Mobile, ATT, a Group company to be named and CAC on Completion

“Company”

Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange

“Completion”	completion of the sale and purchase of the Sale Shares pursuant to the Share Purchase Agreement

“Conditions”	conditions set out in the Share Purchase Agreement upon the satisfaction or waiver of which the parties’ obligation to sell and purchase the Sale Shares is conditional

“connected person”	has the meaning ascribed to that expression in the Listing Rules

“CP Group Indonesia”	Charoen Pokphand Group Indonesia including PT Pertiwi Indonesia, a company incorporated in Indonesia

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hutchison Netherlands”	Hutchison Telecommunications International (Netherlands) B.V., a company incorporated in the Netherlands and an indirect wholly owned subsidiary of the Company

“Indonesia”	the Republic of Indonesia

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“PT Asia Mobile”	PT Asia Mobile, a company incorporated in Indonesia

“Purchaser”	Hutchison Netherlands or any person to whom it assigns and/or novates its rights and obligations under the Share Purchase Agreement

“Sale Shares”

383,400 ordinary shares of nominal value of Rp100,000 each in the capital of CAC currently owned by Young Crown Mobile which constitute 60% of the issued share capital of CAC to be acquired by the Purchaser under the Share Purchase Agreement

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Shareholder(s)”	holder(s) of the Shares

“Share Purchase Agreement”	the conditional share purchase agreement dated 9 March 2005 between the Vendors and the Purchaser in respect of the Sale Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“Vendors”	PT Asia Mobile, ATT and Young Crown Mobile, being affiliates of PT Pertiwi Indonesia

“Vendor Guarantor”	PT Central Pertiwi, a company incorporated in Indonesia, a member of the CP Group Indonesia

“Young Crown Mobile”	Young Crown Mobile Ltd, a company incorporated in Labuan, Malaysia

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Rp”	Rupiah, the lawful currency of the Republic of Indonesia

“US$”	United States dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, exchange rates of HK$1.00 to Rp1,200 and HK$7.8 to US$1.00 are adopted.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 9 March 2005